MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company")
Suite 2500, 605 - 5th Avenue, S.W.
Calgary, AB, T2P 3H5
Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

January 7, 2008

3.	News Release

A news release dated January 7, 2008, disclosing in detail the material summarised in this material change report was disseminated through the facilities of Marketwire (Canada and U.S. disclosure package) on January 7, 2008 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On January 7, 2008, TransGlobe announced that its Board of Directors approved the decision to switch the trading of its common stock in the United States from the American Stock Exchange to The NASDAQ Global Select Market.

5.	Full Description of Material Change

See the attached news release.

6.	Reliance on Subsection 7.1(2) or(3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

January 7, 2008

Suite 2500, 605 - 5th Avenue S.W. Calgary, Alberta, Canada T2P 3H5 Tel: (403) 264-9888 Fax: (403) 264-9898 Email: trglobe@trans-globe.com Web: www.trans-globe.com
News From ...

TRANSGLOBE ENERGY TO BEGIN TRADING ON
NASDAQ GLOBAL SELECT MARKET AS “TGA”

CALGARY, Alberta, (Market Wire) Monday, January 7, 2008 – TransGlobe Energy Corporation (TSX symbol "TGL"; AMEX symbol "TGA") announced today that its Board of Directors approved the decision to switch the trading of its common stock in the United States from the American Stock Exchange to The NASDAQ Global Select Market, its highest-tiered trading platform. The change is effective with the start of trading on January 17, 2008. The Company will retain its unique trading symbol ”TGA.”

Ross Clarkson, CEO and President of TransGlobe Energy said: “Directly following our recent acquisition in Egypt, our production increases in the third quarter and our expanding presence in Yemen and Egypt, we made the decision to switch to the NASDAQ Global Select Market. We are confident that the increased visibility generated from the NASDAQ will further strengthen our institutional ownership and provide increased liquidity.”

About TransGlobe Energy

TransGlobe Energy is a growth-oriented international energy company engaged in the exploration, development and production of crude oil and natural gas in the Republic of Yemen, the Arab Republic of Egypt and Alberta, Canada. TransGlobe holds interests in over 1.34 million gross acres in Yemen (368,000 net acres) and 5.5 million acres in Egypt (2.7 million net acres). Financially strong, TransGlobe has reported seven consecutive years of net income.

About NASDAQ

NASDAQ® is the largest U.S. electronic stock market. With approximately 3,200 companies, it lists more companies and, on average, its systems trade more shares per day than any other U.S. market. NASDAQ is home to companies that are leaders across all areas of business including technology, retail, communications, financial services, transportation, media and biotechnology. NASDAQ is the primary market for trading NASDAQ-listed stocks.

Cautionary Statement to Shareholders

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
s/s Ross Clarkson	- or -
Lloyd W. Herrick, Vice President & C.O.O.

Ross G. Clarkson	Executive Offices:
President & C.E.O.	#2500, 605 – 5th Avenue, S.W.,
Calgary, AB T2P 3H5

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com